May 3, 2010

VIA EDGAR, FAX & FEDEX

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	PriceSmart, Inc.

Form 10-K for Year Ended August 31, 2009, Filed November 9, 2009

Form 10-Q for Period Ended November 30, 2009, Filed January 8, 2010

Definitive Proxy Statement on Schedule 14A, Filed December 8, 2009

File No. 0-22793

Dear Mr. Owings:

This letter and the acknowledgements contained herein are being provided in connection with the Securities and Exchange Commission (the “SEC”) comment letters, dated March 9, 2010 and April 9, 2010, with respect to the above-referenced Form 10-K, Form 10-Q and Definitive Proxy Statement on Schedule 14A of PriceSmart, Inc. (the “Company”).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * * * *

Thank you for your assistance with this matter.  Please contact the undersigned at (858) 404-8813 with any questions on comments regarding this letter.

Very truly yours,

/s/  John M. Heffner       .
John M. Heffner
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	John Fieldsend, Esq.
Securities and Exchange Commission

Robert E. Burwell, Esq.
Latham & Watkins LLP

Mr. Robert E. Price
Robert M. Gans, Esq.
PriceSmart, Inc.